EXHIBIT 99.1

Tekmira Provides Corporate Update and Announces Second Quarter 2011 Results

Conference Call at 12 pm Eastern Time Today

VANCOUVER, British Columbia, Aug. 11, 2011 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced its financial and operational results for the second quarter ended June 30, 2011.

"We have had a number of successes in the first half of 2011 as we continue to invest in our leading LNP technology and advance our internal product candidates. Our lead oncology program, TKM-PLK1, is continuing in a Phase 1 human clinical trial, and we recently expanded the program to include an additional clinical trial with the National Cancer Institute. In addition, we are on track to file an investigational new drug application for TKM-Ebola before the end of 2011," said Dr. Mark J. Murray, Tekmira's President and CEO.

"Over the past quarter, we expanded our collaborative relationship with Bristol Myers Squibb and continued our research with a number of pharmaceutical companies. We also successfully completed a $5.1 million equity financing which extends our cash runway into the second half of 2012," added Dr. Murray.

Corporate Update and Second Quarter Highlights

  A Phase 1 human clinical trial for TKM-PLK1 is ongoing. TKM-PLK1 targets polo-like kinase 1, or PLK1, a cell cycle protein involved in tumor cell proliferation and a validated oncology target. In December 2010, Tekmira initiated a TKM-PLK1 Phase 1 clinical trial, which is being conducted at three medical centers in the United States. The trial is an open label, multi-dose, multi-cycle, dose-escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 and determine the maximum tolerated dose in patients with advanced solid tumors.

In collaboration with its partners at the United States National Cancer Institute (NCI), Tekmira has received approval from the United States Food and Drug Administration (FDA) to proceed with a new Phase 1 clinical trial for TKM-PLK1. This clinical trial will employ a route of administration of TKM-PLK1 directly into the liver via Hepatic Artery Infusion (HAI) in patients with liver metastases. This allows for direct measurement of tumor delivery, PLK1 knockdown, and RNAi activity in tumor biopsies.

  Tekmira continues to develop its TKM-Ebola product under a US$140 million contract awarded by the U.S. Government's Transformational Medical Technologies (TMT) Program. The TMT contract will support the development of TKM-Ebola through FDA approval. TKM-Ebola is on track for an investigational new drug (IND) application to be filed in the second half of 2011. Tekmira's work on the TKM-Ebola program also supports continued lipid nanoparticle (LNP) technology innovations around process development, manufacturing scale-up, and lyophilization.

  Encouraged by promising preclinical data generated through its collaboration with the National Cancer Institute, Tekmira secured licenses from Alnylam Pharmaceuticals, Inc. under the InterfeRx™ program for WEE1 and CSN5, both validated oncology targets. Currently, Tekmira is conducting additional preclinical work on a WEE1/CSN5 product candidate including the evaluation of a number of tumor specific LNP formulations prior to initiating formal toxicology studies required for filing an IND application.

  Tekmira presented data demonstrating its ongoing LNP technology innovations at a scientific symposium which took place May 24-27, 2011 in Montreal, Quebec. Tekmira's presentation highlighted some of the recent innovations it has made surrounding its LNP technology platform such as improvements in LNP potency and tolerability as well as active targeting of LNP particles with antibodies, demonstrating Tekmira's continued commitment to technology development. In addition, Tekmira has made advances in nebulization of LNP to broaden the therapeutic utility of RNAi therapeutics for respiratory applications, and has an ongoing collaboration with a pharmaceutical company focused on respiratory delivery.

  Tekmira expanded its current multi-year collaboration with global biopharmaceutical company Bristol-Myers Squibb Company (NYSE:BMY) to include evaluation of newly developed Tekmira proprietary LNP formulations designed for delivery to tumors and other tissues outside the liver. In addition, the two companies are expanding ongoing target validation work.

  On June 16, 2011, Tekmira closed a public offering of 1,789,900 units for total gross proceeds before expenses of CDN$5.1 million. Tekmira intends to use the net proceeds of the offering for general corporate purposes. Tekmira expects that the current cash on hand will enable the execution of its business strategy into the second half of 2012.

  Tekmira's LNP technology is enabling the systemic RNAi product pipeline of Alnylam Pharmaceuticals, Inc. Tekmira continues to be the exclusive manufacturer of any LNP-based drug products required by Alnylam through to the end of Phase 2 clinical trials, including the products ALN-VSP, ALN-TTR and ALN-PCS. Alnylam provided the following guidance within its second quarter 2011 financial results:
  Alnylam recently presented results from its Phase 1 clinical trial with ALN-VSP at the 2011 American Society of Clinical Oncology (ASCO) Annual Meeting. ALN-VSP is a systemically delivered RNAi therapeutic for the treatment of advanced solid tumors with liver involvement.

  ALN-TTR01 is currently enrolling patients in a blinded, randomized, placebo-controlled, single dose escalation Phase 1 clinical trial. Alnylam expects to present Phase 1 data at the International Symposium on Familial Amyloidotic Polyneuropathy being held November 20 - 22, 2011 in Kumamoto, Japan.

  Alnylam filed a CTA with the Medicines and Healthcare products Regulatory Agency (MHRA) in the U.K. to initiate a Phase 1 clinical trial with ALN-PCS, an RNAi therapeutic for the treatment of severe hypercholesterolemia. Upon receiving clearance, Alnylam plans to initiate a Phase 1 clinical trial and expects to present initial safety, tolerability, and pharmacodynamic activity data from this study by the end of the year. More detail and additional information about Alnylam's programs can be found at http://www.alnylam.com.
  On March 16, 2011, Tekmira filed a complaint against Alnylam, and on June 3, 2011, Tekmira filed an amended complaint against Alnylam and expanded its complaint to include AlCana Technologies, Inc. On June 28, 2011 Alnylam filed an amended answer and counter-claim. On July 15, 2011, AlCana filed its answer and counter-claims to Tekmira's amended complaint. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship as a collaborator with Tekmira to misappropriate Tekmira's proprietary lipid nanoparticle delivery technology, resulting in damage to Tekmira's intellectual property and business interests. Tekmira has taken appropriate steps to ensure that it can pursue this lawsuit without interruption to its core business activities. Documents related to this lawsuit can be found on the Tekmira website at: www.tekmirapharm.com.

Financial results

Net Loss

For the first half of 2011, net loss was $6.6 million ($0.63 per common share) as compared to a net loss of $8.1 million ($0.79 per common share) for the first half of 2010. For the three months ended June 30, 2011, net loss was $3.5 million ($0.33 per common share) as compared to a net loss of $4.0 million ($0.38 per common share) for the three months ended June 30, 2010.

In general, losses have decreased with new revenue from the TKM-Ebola contract that started in July 2010. This increased revenue is partially offset by increased expenses associated with the TKM-Ebola contract and increased legal fees related to the Alnylam and AlCana lawsuit.

Revenue

Revenue was $4.4 million for Q2 2011 as compared to $2.3 million in Q2 2010.

On July 14, 2010, Tekmira signed a contract with the United States Government to advance an RNAi therapeutic utilizing Tekmira's LNP technology to treat Ebola virus infection. Under the contract Tekmira is being reimbursed for costs incurred, including an allocation of overheads, and is being paid an incentive fee. Tekmira recorded $3.3 million in revenue from this contract in Q2 2011.

Alnylam revenue was $1.0 million in Q2 2011 and $1.4 million in Q2 2010. Under an Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing Tekmira for any external costs incurred.

Research, development, collaborations and contracts expenses

Research, development, collaborations and contracts expenses were $6.2 million in Q2 2011 as compared to $4.8 million in Q2 2010.

In Q2 2011 Tekmira signed a contract with the U.S. Government to develop TKM-Ebola and has since incurred significant program costs such as materials and preclinical studies that are included in research, development, collaborations and contracts expenses. In Q2 2011 spending on internal programs decreased as compared to Q2 2010.

General and administrative

General and administrative expenses were $1.6 million in Q2 2011 as compared to $1.1 million in Q2 2010. The increase in Q2 2011 largely relates to legal fees incurred in respect of Tekmira's lawsuit against Alnylam and AlCana.

2011 financial guidance

At June 30, 2011, Tekmira had cash and cash equivalents of approximately $9.7 million as compared to $12.3 million at December 31, 2010. In Q2 2011 Tekmira completed an equity offering, raising gross proceeds of $5.1 million. Following the financing, Tekmira now believes that its current funds on hand plus expected income, including funds from collaborative partners and the U.S. Government, will be sufficient to continue product development into the second half of 2012.

Conference Call Information

Tekmira will hold a conference call and webcast on Thursday, August 11, 2011 at 9:00 am Pacific Time (12:00 pm Eastern Time) to discuss its second quarter operating results and a summary of corporate highlights. To access the conference call, please dial 914-495-8556 or 1-866-393-1607 and reference conference ID 89036537. The live webcast can be accessed through the Investor section of Tekmira's website at www.tekmirapharm.com.

An archived webcast will be available on the Tekmira website approximately two hours after the event. In addition, a replay of the conference call will be available until August 18, 2011 by calling 404-537-3406 or 1-855-859-2056 and referencing conference ID 89036537.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle (LNP) technology by Tekmira's licensees; the effects of Tekmira's products on the treatment of cancer and infectious disease; Tekmira's expectations with respect to existing and future agreements with third parties; statements about the accelerated approval of TKM-Ebola; statements about the nature, prospects and anticipated timing to resolve the complaint filed by Tekmira against Alnylam and AlCana; the nature, scope and quantum of damages sought by Tekmira from Alnylam and AlCana; measures taken to ensure that Tekmira can pursue the litigation with Alnylam and AlCana without interruption to Tekmira's core business activities; estimates and scope of Tekmira's financial guidance and expected cash runway in light of the litigation with Alnylam and AlCana; and estimates of the length of time Tekmira's business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer and infectious disease; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; Tekmira's research and development capabilities and resources; U.S. Food and Drug Administration (FDA) approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's collaborative partners including the U.S. Government and the manufacturing agreement with Alnylam; the nature and prospects of the litigation with Alnylam and AlCana; based on the conduct of Alnylam and AlCana, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; the effect of Alnylam's and AlCana's answers and counterclaims on Tekmira's litigation position; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira's products; and the availability and cost of labour and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; future operating results are uncertain and likely to fluctuate; competition from other pharmaceutical or biotechnology companies; Tekmira's ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners including the U.S. Government and Alnylam will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; the U.S. Government may reduce or cancel certain defense spending, including Tekmira's contract to develop TKM-Ebola; approval of TKM-Ebola may not be obtained when anticipated or at all; pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam and AlCana in their counterclaims; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or AlCana in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca